Exhibit 6.9

LETTER OF INTENT

October 1, 2020

This letter of intent (“LOI”) summarizes the principal terms of a strategic partnership between Crush Capital Inc. (“Crush”) and Dalmore Group, LLC (“Dalmore”), whereby, subject to Dalmore’s customary internal procedures including satisfactory due diligence, internal vetting and internal approvals, acceptable compensation terms, etc., Dalmore is agreeable to acting as a provider of operations and compliance services to featured Reg A+ issuers in Season One of Crush’s original series, Going Public (the “Show”).

This non-binding LOI evidences the contemplated relationship between Dalmore and Crush and may be utilized to guide conversations with third-party firms that are contemplating a strategic and/or financial relationship with Crush. Dalmore is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others.

Crush recognizes the benefits of having Dalmore engage with featured issuers who will need a service provider to act as intermediary for the issuer’s solicitation of offers to investors through the Show and Crush’s online platform, goingpublic.com, and to provide operations and compliance services to such investors who participate in the issuer’s Reg A+ offerings.

For Crush’s Show:

●	Dalmore would, subject to its customary internal procedures, enter into a separate agreement (“MSA”) with each issuer based on Dalmore’s standard form of agreement and with compensation and other terms to be negotiated between Dalmore and each such issuer (each a “Client” of Dalmore).

●	For each contracted issuer, Dalmore agrees to:

○	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to Client whether or not to accept investor as a subscriber of the securities of the Client.
○	Review each investors subscription agreement to confirm such investors participation in the offering, and provide a determination to Client whether or not to accept the use of the subscription agreement for the investors participation;
○	Contact and/or notify the investor, if needed, to gather additional information or clarification on an investor;
○	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in connection with the performance under the MSA (e.g. as needed for AML and background checks);
○	Coordinate with third party providers to ensure adequate review and compliance.

Crush understands that Dalmore will not provide any investment advice nor any investment recommendations to any investor.

This LOI sets forth the basis on which the parties intend to proceed but notwithstanding anything to the contrary contained herein is not intended to create and does not create any legally binding obligation of any nature on the part of either party.

CRUSH CAPITAL INC.

/s/ Darren Marble
By: Darren Marble
Its: Co-founder & Co-CEO

/s/ Todd Goldberg
By: Todd Goldberg
Its: Co-founder & Co-CEO

Acknowledged and agreed:

DALMORE GROUP, LLC

/s/ Etan Butler
By: Etan Butler
Its: Chairman